Exhibit 99.15

CANADIAN SUPERIOR
ENERGY INC.

For Immediate Release	January 24, 2007

CANADIAN SUPERIOR AND MAERSK CONTRACTORS ANNOUNCE SCHEDULED TOW OUT DATE OF KAN TAN IV DRILLING RIG AND SCHEDULE FOR COMMENCMENT OF TRINIDAD DRILLING ON CANADIAN SUPERIOR’S “INTREPID” BLOCK 5(C)

CALGARY, ALBERTA—(CCNMatthews – January 24, 2007) - Canadian Superior Energy Inc. (“Canadian Superior”) (the “Company”) (TSX:SNG) (AMEX:SNG) and Maersk Contractors, a part of A.P. Møller – Maersk A/S which is headquartered in Copenhagen, Denmark and trades on the Copenhagen Stock Exchange, (OMX:MAERSK B), as the drilling rig manager for the Chinese rig owner SINOPEC Star Petroleum Company Limited (the “Contractor”) of Beijing, China, a member of the SINOPEC Group of Companies (NYSE: SNP), the 3rd largest company in China, announced today that the Kan Tan IV semi-submersible drilling rig is nearing completion of a major retrofit in Brownsville, Texas and will be commencing drilling on Canadian Superior’s “Intrepid” Block 5(c) in Trinidad in March on Canadian Superior’s “Victory” Prospect, named after Admiral Lord Nelson’s Flagship the H.M.S. Victory at the Battle of Trafalgar, and will be towed to Trinidad, in late February, by the M/V Carl F. Thorne from Tidewater Inc. (“Tidewater”) (NYSE:TDW) of New Orleans, Louisiana, United States and the M/V Trinity Sea from Secunda International Limited (“Secunda”) of Dartmouth, Nova Scotia, Canada.

Commenting today, Canadian Superior’s Chairman, Greg Noval, said, “We and the Contractor have agreed on a schedule to tow out the Kan Tan IV semi-submersible drilling rig out of Brownsville, Texas to Trinidad commencing on or before February 28, 2007, which should allow us to spud our first well on our ‘Intrepid’ Block 5(c) ‘Victory’ Prospect, the first well in an initial three (3) well program, prior to the end of March. I am very pleased that Tidewater and Secunda are taking on the towing, anchor handling and re-supply vessel responsibilities for this drilling program. They are recognized as experts in their field. We are also all very pleased and excited about commencing drilling in Trinidad with a multi-well drilling program shortly, where successful ongoing oil and gas exploration and development has made Offshore Trinidad one of the most coveted oil and gas basins in the world today. Trinidad is truly a ‘World Class’ basin with multiple large exploration and development opportunities as evidenced by recent drilling and development successes in close proximity to our land holdings and prospects. For example, as many as 18 of British Petroleum’s (BP’s) top 25 producing wells world-wide are located in Trinidad, including BP’s Cannonball Development Wells (3 wells making over 600 mmcf/d). Also, offsetting us to the west of our ‘Intrepid’ Block 5(c) is British Gas’s (BG) Dolphin and Dolphin Deep Developments (e.g. 2 wells in Dolphin Deep capable of making up to a total of 300 mmcf/d), both fields on trend with our ‘Intrepid’ Block 5(c) in the ‘dip’ direction (SW-NE).  The same holds true in the ‘strike’ direction (NW-SE), with BP’s Manakin and Statoil’s Cocuina fields on trend to the southeast of our ‘Intrepid’ Block 5(c) and EOG Resources, Inc.’s 2006 discovery to the northwest, again directly on trend in the ‘strike’ direction. Furthermore, natural gas from Trinidad easily accesses the world’s largest natural gas markets and supplies approximately 80% of the United States’ Liquefied Natural Gas (LNG) which is very important to the North American natural gas supply.”

Commenting from Copenhagen, Denmark, Paul Carsten Pedersen, Senior Vice President and Chief Commercial Officer, Maersk Contractors, said today, “We have been working hard, together with Canadian Superior, the rig owners and the shipyard, to meet Canadian Superior’s 2007 drilling schedule and we are very pleased that the rig refurbishment work is nearing completion. The rig owners and Maersk Contractors look forward to commence drilling on Canadian Superior’s multi-well drilling program in Trinidad.”

The Kan Tan IV Semi-Submersible Drilling Rig is managed by Maersk Contractors, a part of A.P. Møller – Maersk A/S, which is headquartered in Copenhagen, Denmark, trades on the Copenhagen Stock Exchange, (OMX:MAERSK B) and is one of the world’s largest offshore drilling and shipping companies, for the rig owners, SINOPEC Star Petroleum Limited, of Beijing, China, a member of the SINOPEC Group of

Companies (NYSE: SNP), the 3rd largest company in China, and has been contracted by Canadian Superior to drill a multi-well program to initially drill three (3) back-to-back exploration wells, on separate large natural gas prospects, “Victory”, “Bounty” and “Endeavour”, off the east coast of Trinidad, on Canadian Superior’s “Intrepid Block 5(c). Each of these prospects has been named after a famous British sailing ship, the “Victory”, the “Bounty” and the “Endeavour”. The wells will evaluate three (3) large, separate “World-Class” prospects that have been delineated by extensive 3D seismic that Canadian Superior has interpreted over its entire “Intrepid” Block 5(c).

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests.

Maersk Contractors is a part of A.P. Møller – Maersk A/S which is headquartered in Copenhagen, Denmark, trades on the Copenhagen Stock Exchange, (OMX:MAERSK B), and has more than 100,000 employees and offices in more than 125 countries. A.P. Moller - Maersk operates about 1,000 vessels and rigs half of which are owned. The fleet includes container vessels, tankers, gas carriers, car carriers and supply vessels as well as special vessels, drilling rigs, salvage vessels, tugs and special-purpose vessels. Besides shipping, the A.P. Moller - Maersk Group is engaged in exploration for and production of oil and gas, shipbuilding, supermarkets and industry.

Sinopec Star Petroleum Company Limited, Beijing, China, is a member of the SINOPEC Group of Companies.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

For Further Information RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, Please Contact:

Canadian Superior Energy Inc.

Suite 3300, 400 – 3rd Avenue S.W.

Calgary, Alberta, Canada  T2P 4H2

Greg Noval, Chairman

Phone: (403) 294-1411

Fax:     (403) 216-2374

www.cansup.com